UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: June 26, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

23 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 23 June 2014, it purchased from J.P. Morgan Securities plc, 90,000 ordinary shares at an average price of 576.9432 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,088,273 ordinary shares in treasury, and has 165,925,627 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc

Will Gardiner, Chief Financial Officer

Jeffery Torrance, VP Investor Relations

Paul Sharma, Investor Relations Manager

Tel: +44 (0) 1223 692 000

24 June 2014

CSR plc

CSR Hosting of Capital Markets Day

Sale of Imaging IP and Additional Buyback

Capital Markets Day

CSR plc (LSE: CSR.L) (“CSR”) will today host a Capital Markets Day at its offices in Cambridge.

CSR will present its platform strategy, which targets attractive end markets with its integrated technology platforms to drive higher margins and returns. There will be presentations on its Core business in addition to a strategy review by Joep van Beurden, CEO and a financial overview from Will Gardiner, CFO.

CSR will also be demonstrating a number of its innovative products.

CSR expects its total serviceable addressable market to grow from approximately $4.0 billion in 2014 to $6.6 billion in 2019, (excluding revenues from the yet to be commercially introduced market of indoor location), representing a compound annual growth rate of 11 per cent. Currently, CSR has approximately 18 per cent of this market.

The Capital Markets Day presentation will be held from 1pm to 3pm and will be webcast. Further details can be found at http://www.csr.com/capital-markets-day-2014.

Financial metrics

CSR currently expects revenue for Q2 2014 to be between $190 million and $200 million. Core revenue for H2 2014 remains broadly in line with management expectations, while 2014 Legacy revenue is now expected to decline by around 70% compared to the 2013 financial year. CSR currently expects underlying operating expenses to be between $340 million and $350 million for 2014.

Sale of Imaging IP Assets

CSR has completed the sale of certain Imaging intellectual property (IP) assets associated with its camera business, together with the team devoted to their development, for a total consideration of $44 million, subject to post-closing conditions. Part of the consideration will be held in escrow, the release of which is subject to fulfilment of certain conditions.

The people and assets to be transferred are part of the camera-on-a-chip (COACH) business. CSR announced that it would cease investment in future COACH products in December 2013.

CSR will continue to support customers who have implemented the current generation of COACH.

CSR does not expect any material impact on revenue and underlying operating costs as a result of the Imaging IP action announced today.

Buyback

In February 2014, the Board announced its intention to return up to $50 million to shareholders during the course of 2014 via a share repurchase. As of 23 June 2014, CSR has completed $45.9 million of repurchases.

As a result of the sale of Imaging IP assets announced above, the Board has authorised a further share buyback of up to $20 million.

The Board believes the proposed additional buyback will result in an increase in earnings per share and is in the interests of shareholders generally.

In addition to the new share buyback, the Board has also decided to allocate $20 million upon receipt of the proceeds arising from the sale of Imaging IP assets to the Employee Benefit Trust (“the Trust”). These funds will be used by the Trust to purchase shares in the market to cover the obligations of the Trust, thereby reducing the dilution arising from the future issue of shares under the Company’s stock option incentive programmes. The EBT is used to facilitate equity incentive programmes run as part of its total reward schemes for employees globally, including executive directors.

Reciva

CSR has acquired the people and assets of Reciva Limited, a private company based in Cambridge, U.K. Reciva aggregates internet radio and streaming music services in the cloud and provides a common interface which can stream multiple services to internet connected audio products. It currently has more than 200,000 subscribers and will enhance CSR’s Voice & Music business by adding streaming audio capabilities to its networked audio products via CSR’s service delivery platform.

Enquiries

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	Charlie Palmer
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, VP Investor Relations	Tel: +44 (0) 20 7831 3113
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

24 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 24 June 2014, it purchased from J.P. Morgan Securities plc, 85,000 ordinary shares at an average price of 561.7876 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,082,924 ordinary shares in treasury, and has 165,845,976 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc

Will Gardiner, Chief Financial Officer

Jeffery Torrance, VP Investor Relations

Paul Sharma, Investor Relations Manager

Tel: +44 (0) 1223 692 000

25 June 2014

CSR plc

(the “Company”)

Dealing in Ordinary Shares by a Director

The Company announces that on 24 June 2014, Mr Will Gardiner sold 8,480 Ordinary Shares in CSR plc at a price of £5.637063 per Ordinary Share.

Separately, on 24 June 2014, Mr Gardiner purchased 8,480 Ordinary Shares in CSR plc at a price of £5.634362 per Ordinary Share for his Self Invested Pension Plan.

Following these transactions, Mr Gardiner’s holding in the Company remains unchanged at 292,702 Ordinary Shares.

Ends

25 June 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 25 June 2014, it purchased from J.P. Morgan Securities plc, 90,000 ordinary shares at an average price of 551.2783 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 20,082,924 ordinary shares in treasury, and has 165,792,268 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc

Will Gardiner, Chief Financial Officer

Jeffery Torrance, VP Investor Relations

Paul Sharma, Investor Relations Manager

Tel: +44 (0) 1223 692 000